EXHIBIT 4.2

                              ARTICLES OF AMENDMENT

         Pursuant to RCW 23B.10.060 of the Washington Business Corporation Act, the undersigned corporation hereby submits the following amendment to the corporation's Articles of Incorporation.

         1. The name of the corporation is Multiple Zones International, Inc.

         2. The text of the amendment to Section 3.1 of Article III to add a par value of $.001 per share to the Common Stock and Preferred Stock, as adopted, is as follows:

                  3.1 The Corporation is authorized to issue a total of 50,000,000 shares of two classes of stock: 45,000,000 shares of Common Stock at a par value of $.001 per share and 5,000,000 shares of Preferred Stock at a par value of $.001 per share. Holders of Common Stock are entitled to one vote per share on any matter on which holders of Common Stock are entitled to vote. On dissolution of the Corporation, after any preferential amount with respect to the Preferred Stock has been paid or set aside, the holders of Common Stock and the holders of any series of Preferred Stock entitled to participate further in the distribution of assets entitled to receive the net assets of the Corporation.

         3. The date of the adoption of such amendment was May 20, 1997.

         4. The amendment was adopted by the Board of Directors; shareholder action was not required.

         5. These Articles will be effective upon filing.

         DATED:   May 19, 1997.


                                MULTIPLE ZONES INTERNATIONAL, INC.


                                By:   /s/ ROBERT L. HINES, JR.
                                   --------------------------------
                                     Robert L. Hines, Jr., Secretary